Marlton Technologies, Inc.
                                                     2828 Charter Rd.
                                                     Philadelphia, PA 19154
                                                     November 17, 2005



Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

                 Re: LETTER DATED NOVEMBER 15, 2005 COMMENTING UPON REVISED PRELIMINARY SCHEDULE 14A (FILE NO. 000-16450) AND AMENDED SCHEDULE 13E-3 FOR MARLTON TECHNOLOGIES, INC. (FILE NO. 005-59249)

Dear Mr. Duchovny:

         Thank your for your comments on the filings referenced above. Concurrently with the transmission of this letter we are filing definitive proxy materials with revisions in response to each of the staff's comments. For your convenience, we have reproduced your comments in bold below, and provided corresponding annotations to explain our resulting changes.

PRELIMINARY SCHEDULE 14A

SPECIAL FACTORS

ALTERNATIVES TO THE REVERSE STOCK SPLIT, PAGE 12

1. WE NOTE YOUR RESPONSE TO COMMENT 3. PLEASE DISCLOSE THE SUBSTANCE OF YOUR RESPONSE TO COMMENT 21 IN OUR OCTOBER 19 LETTER IN THIS SECTION OF YOUR PROXY STATEMENT.

         We have expanded our disclosure on page 12 of the proxy statement in response to this comment.

COMPARABLE MERGERS AND ACQUISITIONS ANALYSIS, PAGE 23

2. WE NOTE YOUR RESPONSE TO COMMENT 11. AS PREVIOUSLY REQUESTED, PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN THE BASIS OF YOUR SELECTION OF TWELVE COMPARABLE COMPANIES IN THE FIRST TABLE IN THIS SECTION. FOR EXAMPLE, ARE THESE TWELVE COMPANIES IN A SIMILAR BUSINESS AS YOU? DO THEY OPERATE IN THE SAME GEOGRAPHICAL REGION AS YOU?

         We have expanded our disclosure on page 23 of the proxy statement in response to this comment.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 2


EXHIBIT E

3. IT APPEARS THAT IN RESPONDING TO COMMENT 19, YOU DELETED ALL PRO FORMA FINANCIAL INFORMATION. PLEASE REINSERT IT INTO YOUR NEXT PROXY STATEMENT.

         Please note that the definitive filing includes Exhibit E and the corresponding pro forma financial statements.

4.   WE NOTE THAT INTEND TO DELIVER THE FINANCIAL INFORMATION REQUIRED BY
     SCHEDULE 13E-3 AND SCHEDULE 14A AS EXHIBITS TO YOUR PROXY STATEMENT. PLEASE CONFIRM THAT YOU ARE GOING TO FILE THE FINANCIAL STATEMENTS INCLUDED AS EXHIBITS AS PART OF YOUR SCHEDULE 14A FILING. ALTERNATIVELY, PLEASE REVISE YOUR DISCLOSURE TO EXPRESSLY INCORPORATE THE FINANCIAL INFORMATION FROM OTHER FILED DOCUMENTS, IF YOU ARE ELIGIBLE TO DO SO.

         Please note that we have included each of the five exhibits in the definitive filing, including the 10-K as Exhibit C and the 10-Q as Exhibit D.

         In connection with these filings, Marlton Technologies, Inc. acknowledges that:

               o the company is responsible for the adequacy and accuracy of the disclosure of the filings;

               o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

               o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you should have any further questions, please contact Philip Worthington at 215.981.4370.

         Thank you for your delivery of these comments and for your attention to this matter. We look forward to working with you again in the future.


                                                    Very truly yours,



                                                    Jeffrey K. Harrow
                                                    Chairman